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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                            (Amendment No._________)*

                          Datalink Systems Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  23804 A 10 7
         ------------------------------------------------------------
                                 (CUSIP Number)

        Michael Lyall, 830 Third Avenue, Fourth Floor, New York, NY 10022
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                September 5, 1997
         ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                      (Continued on the following page(s))
                               Page 1 of 17 Pages

_______________________________________________________________________________

CUSIP No.  23804 A 10 7               13D                  Page 2 of 17 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Commonwealth Associates
                13-3467952
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                New York
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       1,000,000
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       1,000,000
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,000,000
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                5.2%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                PN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________________________________________________________________________

CUSIP No.  23804 A 10 7               13D                  Page 3 of 17 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Michael Falk
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                USA
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       1,000,000
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       1,000,000
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,000,000
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                5.2%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                            Page 4 of 17 Pages

Item 1.    Security and Issuer.

           This statement relates to the common stock, par value $.001 per share ("Common Stock"), of Datalink Systems Corporation, a Nevada corporation (the "Company"). The address of the Company's principal executive office is 2105 Hamilton Avenue, San Jose, CA 95125.


Item 2.    Identity and Background.

           This statement is filed jointly by Commonwealth Associates ("Commonwealth"), a limited partnership organized under the laws of New York, whose principal business is investment banking and advisory services and Michael Falk (the "Reporting Persons"). Mr Falk is the Chairman and controlling equity owner of Commonwealth. The business address for the Reporting Persons is 830 Third Avenue, 4th Floor, New York, New York 10022. During the past five years, neither of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

           Commonwealth acquired the Company's Common Stock on September 5, 1997 pursuant to a Stock Purchase Agreement with Silhouette Investment Ltd. filed as Exhibit (1) hereto, for a purchase price of $215,000 with funds provided from working capital. In no case were any funds borrowed.

Item 4.    Purpose of Transaction.

           The Common Stock was acquired by Commonwealth solely for investment purposes and not for the purpose of acquiring control of the Company. Commonwealth has entered into a Letter of Intent with the Company filed as Exhibit (2) hereto, the contents of which are hereby incorporated by reference herein, to act as placement agent for a proposed private placement of a minimum of $4,000,000 and a maximum of $8,000,000 of shares of convertible preferred stock. In connection therewith, the Company has agreed to issue to Commonwealth upon the sale of such securities warrants to purchase up to 6,450,000 shares of the Company's Common Stock, exercisable at $.375 for a five-year period.

           Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

                                                            Page 5 of 17 Pages


Item 5.    Interest in Securities of the Issuer.

           (a) Commonwealth is the beneficial owner of a total of 1,000,000 shares of Common Stock, representing approximately 5.2% of the issued and outstanding shares of Common Stock of the Company. Mr. Falk, in his capacity as Chairman and controlling equity owner of Commonwealth, shares voting and dispositive power with respect to such securities and may be deemed to be the beneficial owner of such securities

                  The percentage of outstanding shares of Common Stock of the Company set out in the preceding paragraph is computed based on a total of 19,182,925 shares of Common Stock outstanding.

           (b) Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:

                                    ---------

                  (ii) shared power to vote or to direct the vote:

                                    1,000,000

                  (iii) sole power to dispose or to direct the disposition of:

                                    ---------

                  (iv) shared power to dispose of or to direct the disposition of:


                                    1,000,000



           (c)    Inapplicable

           (d)    Inapplicable

           (e)    Inapplicable

                                                            Page 6 of 17 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           See Response to Item 4


Item 7.    Materials to be Filed as Exhibits.

           (1) Stock Purchase Agreement dated as of August 14, 1997 between Commonwealth and Silhouette Investment Ltd.

           (2) Letter of Intent dated July 7, 1997 between Commonwealth and the Company

           (3) Joint Statement on Schedule 13D, as required by Rule 13d-1(f)(1) under the Exchange Act.

                                                            Page 7 of 17 Pages

                                   SIGNATURES


           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:   September 15, 1997                  Commonwealth Associates
         New York, New York

                                             By: /s/ Michael Falk
                                                 ----------------------
                                                 Michael Falk
                                                 Chief Executive Officer

Dated:   September 15, 1997                   s/ Michael Falk
         New York, New York                  ---------------------------
                                             Michael Falk

                                                            Page 8 of 17 Pages

                                  EXHIBIT INDEX


Exhibit No.                                                               Page
-----------                                                               ----
   (1) Stock Purchase Agreement dated as of August 14, 1997 between Commonwealth and Silhouette Investment Ltd.

   (2) Letter of Intent dated July 7, 1997 between Commonwealth and the Company

   (3) Joint Statement on Schedule 13D, as required by Rule 13d-1(f)(1) under the Exchange Act.

                                                           Page 9 of 17 Pages

                                    EXHIBIT 1


                            STOCK PURCHASE AGREEMENT


         THIS AGREEMENT dated as of August 14, 1997 by and between SILHOUETTE INVESTMENT LTD. (the "Seller"), a corporation with offices at 4352 Bedford Road, Kelowna, BC, Canada and COMMONWEALTH ASSOCIATES (the "Buyer"), a corporation with offices at 830 Third Avenue, New York, New York 110022.

                                   WITNESSETH:

         WHEREAS, Seller owns one million (1,000,000) shares (the "Shares") of the Common Stock, par value $.001 per share, of Datalink Systems Corporation ("Datalink"), a corporation whose shares are quoted on the OTC Bulletin Board; and

         WHEREAS, Seller desires to sell the Shares and Buyer desires to purchase the Shares upon the terms and conditions hereinafter set forth.

         NOW, THEREFORE, in consideration of the premises and the respective agreements hereinafter set forth, the parties agree as follows:

         1) Sale and Purchase of Shares. At the closing ("Closing"), the Seller will sell to Buyer, and Buyer, in reliance upon the representations and warranties contained herein and subject to the terms and conditions hereof, will purchase the Shares for a purchase price of Two Hundred Fifteen Thousand Dollars ($215,000).

         2) Closing, Payment and Delivery. The Closing shall be held as soon as practicable, and in no event later than the third business day, following the execution of this Agreement on such date as the parties may agree to and shall be held at the offices of Buyer or such other place as the parties may agree to. At the Closing, the Buyer will pay or cause to be paid to the Seller by certified or bank check or by wire funds transfer $215,000. The Seller shall deliver at the Closing certificates for the Shares so purchased, together with executed stock powers.

         3. Representations and Warranties of Seller. The Seller represents and warrants to the Buyer that:

            a. The Seller has all requisite corporate power and authority to enter into and to carry out and perform its obligations under this Agreement.

            b. The Seller is the owner of the Shares, free and clear of any claim, lien, charge or encumbrance.

                                                           Page 10 of 17 Pages

            c. The sale of the Shares to the Buyer in accordance with the terms and provisions of this Agreement will not constitute a default under any agreement to which the Seller is a party, and such execution, delivery or performance would not require the consent of any individual, corporation or other entity.

            d. The Seller acknowledges that he has been advised by the Buyer that (i) Commonwealth Associates has executed a letter of intent with Datalink to act as placement agent for a proposed private placement of convertible preferred stock at an effective per share purchase price of $.375, (ii) it is expected that the private placement will result in gross proceeds to Datalink of between $4 million and $8 million and (iii) Commonwealth Associates believes that the completion of the private placement may enhance the value of Datalink.

         4 Nature and Survival of Representation and Warranties. All representations and warranties made by the Seller in this Agreement shall survive the Closing hereunder.

         5 Governing Law. This Agreement shall be construed and enforced solely in accordance with the laws of the State of New York.

         6 General. This Agreement may be amended only by a written instrument executed by the Seller and Buyer or by their heirs, legal representatives, successors and assigns. The headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this agreement. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

                                       SILHOUETTE INVESTMENT LTD.


                                       By: /s/ Tim Werry
                                          -----------------------------
                                          Tim Werry, President


                                       COMMONWEALTH ASSOCIATES


                                       By: /s/
                                           -----------------------------

                                                           Page 11 of 17 Pages


                                    EXHIBIT 2
July 7, 1997

Attention:  Mr. Anthony LaPine
Chief Executive Officer
Datalink Systems Corporation
2105 Hamilton Avenue, Suite 240
San Jose, CA 95125.

Gentlemen:

This letter agreement ("Agreement") will confirm that Commonwealth Associates ("Commonwealth") intends to act as exclusive placement agent and financial advisor for Datalink Systems Corporation (the "Company"), for the Engagement Period (as hereinafter defined) in connection with a proposed private offering of the Company's Convertible Preferred Securities (the "Preferred Stock") with a minimum aggregate principal amount of $4,000,000 and a maximum aggregate principal amount of $8,000,000 (the "Transaction"). The Transaction is to be placed by Commonwealth on a "best efforts" basis to accredited investors, with the intent of closing on the Transaction within sixty (60) days of receiving a final private placement memorandum reasonably acceptable to Commonwealth. The terms and conditions of the Transaction are substantially defined and set forth in Exhibit I.

In consideration of the premises and the mutual covenants and agreements contained herein, the parties agree as follows:

Engagement

Except for the provisions which are intended to apply in the future, this Agreement shall end on the earlier of: i) the funding of the Transaction; ii) twelve months from the date of this or; iii) until terminated pursuant to the Termination section of this Letter of Agreement ("Engagement Period"). The Company agrees that, during the Engagement Period, all discussions with potential investors shall be conducted by Commonwealth, and the Company shall inform Commonwealth of any contacts with potential investors.

Information

In connection with Commonwealth's activities on the Company's behalf, the Company will furnish Commonwealth with information concerning the Company, as is reasonably required. To the best of the Company's knowledge, the information provided by the Company will be materially complete and correct and will not contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements therein not misleading in light of the circumstances under which the statements are made. At each closing the Company's officers will deliver signed certificates on behalf of the Company representing the veracity of such statements. The Company acknowledges and agrees that in rendering services hereunder, Commonwealth will be using and relying solely on the information provided by the Company without independent verification thereof by Commonwealth or independent appraisal by Commonwealth of any of the Company's assets. Commonwealth does not assume responsibility for the accuracy or completeness of any information regarding the Company or the Transaction.

                                                           Page 12 of 17 Pages

Termination

Except as set forth in this paragraph and in the paragraph below, this letter is not intended to be a binding legal document, as the agreement between the parties hereto on these matters will be embodied in an agency agreement containing customary terms, conditions, representations, warranties covenants and indemnities (the "Agency Agreement"). Until the Agency Agreement has been finally negotiated and signed, but subject to the last sentence of this section, the Company or Commonwealth may at any time terminate its further participation in the proposed private placement Transaction and the party so terminating shall have no liability to the other on account of any matter provided for herein, except that, regardless of which party elects to terminate, the Company agrees to reimburse Commonwealth for, or otherwise pay and bear, Commonwealth's accountable and reasonable out-of-pocket expenses, not to exceed $95,000, incurred to such date, less amounts previously paid to Commonwealth pursuant to the Transaction Fee.

Should Commonwealth raise at least $4,000,000 in escrow, and the Company choose not to utilize Commonwealth's funds, the Company will pay to Commonwealth a fee consisting of $520,000 and 3,650,000 warrants to purchase Common Stock, with an exercise price of $.375 per share, and the Company shall not be liable for any other fees enumerated below. Notwithstanding the above, in such circumstances, the Company shall also pay to Commonwealth all of Commonwealth's actual and reasonable out-of-pocket and legal expenses, not to exceed $95,000.

Fees

In consideration for its services, the Company agrees to pay Commonwealth fees (the "Transaction Fee") in the amount and at the time specified below.

a) Upon execution of this Agreement, the Company shall pay to Commonwealth the sum of $15,000, which amount shall be a non-refundable Commonwealth fee but shall be credited against the non-accountable expense allowance pursuant to paragraph (d) below; and

b) Upon each closing of the Transaction, seven percent (7%) of such gross proceeds generated by and attributable to the Transaction; and

c) Upon each closing of the Transaction, three percent (3%) of such gross proceeds as a structuring fee; and

d) Upon each closing of the Transaction, two percent (2%) of such gross proceeds as a non-accountable expense allowance; and

e) Upon execution of this Agreement, the Company shall enter into a twelve month advisory agreement. Such fee shall take the form of a monthly payment in the amount of $15,000 from the Company to Commonwealth. Such fee shall be reviewed after the first 90 days, but in no case shall it be less than $7,500 for the following nine months; and

f) Upon the closing of the minimum Transaction and upon each subsequent closing thereafter, based on the amount raised, the Company will sell at nominal value ($.005 per Warrant) to Commonwealth 6,450,000 Warrants to purchase Common Stock of the Company at $.375, exercisable for five years.

                                                           Page 13 of 17 Pages

Commonwealth shall be entitled to receive the Transaction Fee whether or not the Transaction results from the efforts of Commonwealth, the Company, or third parties, for a period of twelve months from the date of this Agreement. Additionally, if the Company consummates any equity or debt financing on or after the date hereof, but in no event later than twelve months after the date of termination of this Agreement, with any party initially contacted by Commonwealth during the Engagement Period, Commonwealth shall be entitled to receive the full Transaction Fee, as outlined in paragraphs b), c) d) and f) above.

The Company will pay all expenses incurred in connection with the preparation and printing of the Private Placement Memorandum, the preliminary and final Blue Sky memoranda, the certificates for the Preferred Stock and Commonwealth's warrants, and all other documents and instruments required in connection with the proposed Transaction, and will also pay its own expenses for accounting, legal, and other costs involved with the Transaction. Should the Company not use its own Blue Sky counsel, and in the event that for any reason the Transaction does not close within 120 days of the date of the Private Placement Memorandum, the Company will pay all reasonable accountable Blue Sky counsel fees as billed, not to exceed $30,000.

Indemnification

The Company agrees to the indemnification and other agreements set forth in the Indemnification Agreement attached hereto, the provisions of which are incorporated herein by reference and shall survive the termination, expiration or supersession of this Agreement.

Future Offerings

For a one-year period commencing on the closing date of the Transaction, the Company and all of its stockholders owning at least five percent (5%) of the Company's common stock, either currently or immediately preceding the closing of the Transaction, will grant Commonwealth the right of first refusal (on terms comparable to those that can be obtained from other sources) to act as lead manager, placement agent, or investment banker with respect to any proposed underwritten public distribution or private placement of the Company's securities or any merger, acquisition, or disposition of assets of the Company, if the Company uses a lead manager, placement agent or investment banker or person performing such functions for a fee. Commonwealth will advise the Company promptly (but in no event later than ten business days following the submission to Commonwealth in writing of any such proposed transaction) of Commonwealth's election to exercise such right. If any such proposal is not accepted by Commonwealth, but later modified, the Company will resubmit such proposal to Commonwealth. Should Commonwealth elect, at any time, not to exercise said right this will not effect preferential rights for future transactions.

Entire Agreement

This Agreement and the Indemnification Agreement incorporate the entire understanding of the parties with respect to the subject matter of this agreement and supersedes all previous agreements or understandings. This Agreement may be modified only by a written agreement signed by both parties. This Agreement may not be assigned by either party. In the event either party shall resort to legal counsel in order to construe or enforce any rights or obligation hereunder, the prevailing party shall be entitled to reasonable costs and expenses, including reasonable attorney's fees, in connection therewith.

Resolution of Disputes

This Agreement shall be interpreted and governed by the laws of the State of New York. Commonwealth and the Company will attempt to settle any claim or

                                                           Page 14 of 17 Pages

controversy arising out of this Agreement through consultation and negotiation in good faith and a spirit of mutual cooperation. If those attempts fail, then the dispute will be mediated by a mutually acceptable mediator to be chosen by Commonwealth and the Company within 15 days after written notice from either party demanding mediation. Neither party may unreasonably withhold consent to the selection of a mediator, and the parties will share the costs of the mediation equally. Any dispute which the parties cannot resolve through negotiation or mediation within six months of the date of the initial demand for it by one of the parties may then be submitted to the courts for resolution. The use of mediation will not be construed under the doctrine of latches, waiver or estoppel to affect adversely the rights of either party. Nothing in this paragraph will prevent either party from resorting to judicial proceedings if
(a) good faith efforts to resolve the dispute under these procedures have been unsuccessful or (b) interim relief from a court is necessary to prevent serious and irreparable injury.

General Conditions

Commonwealth's intention as expressed in this Agreement is subject to the following general conditions:

1) In its sole discretion, Commonwealth shall be satisfied with the results of its reasonable due diligence investigation of the Company.

2) There will have been no material adverse change in the business or financial condition of the Company. In its sole reasonable discretion, Commonwealth shall be satisfied with the Company's progress as well as its outlook for the future.

3) The Company will provide two-year quarterly financial projections which have been reviewed and approved by both the Company and Commonwealth.

4) Quarterly budgets for the Company must be approved in advance by a majority of the Board of Directors and submitted to Commonwealth for as long as the Preferred Stock is outstanding.

5) The Company will retain an accounting firm to which Commonwealth consents, such consent not to be unreasonably withheld, upon closing of the Transaction. Further, the Company shall not effect a change in its accounting firm for a period of three years from this Agreement without the prior written consent of Commonwealth, except that no such consent shall be required if the new firm is a member of the so-called "Big Six".

6) All relevant terms, conditions, and circumstances relating to the proposed Transaction will be reasonably satisfactory to Commonwealth and its counsel.

7) The Agency Agreement will contain appropriate representations and covenants of the Company, including reciprocal covenants of indemnity, and will provide for a satisfactory opinion of counsel to Commonwealth.

8) Anthony LaPine shall serve as Co-Chairman and CEO of the Company. Nicholas Miller shall serve as Co-Chairman and Chief Information Officer of the Company. Commonwealth will have the right to appoint a director and one oberserver to the Board of Directors. New directors, to be added upon the close of the Transaction, shall be acceptable to Commonwealth. Management Compensation will not be changed without the unanimous vote of the Board of Directors.

9) It is the opinion of Commonwealth that effective management, while key in any company, is critical to firms operating at the development stage (particularly in the technology arena). It is imperative, therefore, that top management be properly incented to perform and remain with the

                                                           Page 15 of 17 Pages

         company. One of the most effective ways to obtain performance and tenure of such managers is by ensuring that such individuals maintain significant equity stake in the companies. By creating "owner-managers," Commonwealth believes overall corporate performance will be dramatically improved. As such, it is the opinion of Commonwealth that both Nicholas Miller and Anthony LaPine maintain substantive equity stakes in the Company. Anthony LaPine shall purchase 200,000 Preferred Shares of the offering. Such purchase shall be transacted through a $750,000 non-interest bearing note payable to the Company, personally secured by certain assets of Anthony LaPine. Additionally, the Company will issue 2,000,000 options, exercisable at $0.375 for five years, to Anthony LaPine. Such options shall vest over a three (3) year period, 33% each year on the anniversary of the issuance date. Additionally, the Company will issue 2,000,000 options, exercisable at $0.375 for five years, to Nicholas Miller. 1,500,000 of such options shall be performance based and vest over a three (3) year period, the performance targets and vesting schedule to be mutually agreed upon between Mr. Miller and the Company's Chief Executive Officer. The additional 500,000 options shall vest over a three (3) year period, 33% each year on the anniversary of the issuance date.

10) Mr. Anthony LaPine and Mr. Nicholas Miller will each enter into a three year employment agreement with the Company that, subject to applicable law, will contain standard covenants not to compete with the Company during the term of such agreement and for one year thereafter, and will provide that each will devote his full time to the business of the Company; and that each will have no other interest in, whether as an investor, employee or otherwise, or other business relationship with, any other venture in or related to the business of data/information services.

11) Completion of satisfactory background checks on the Company's principals.

12) Commonwealth reserves the right to solicit the assistance of outside agents ("Dealers") to assist in the offer and sale of the Preferred Stock; provided that any such Dealers agree in writing to be bound by the terms of the Agency Agreement. It is understood that Commonwealth, in its sole discretion, shall be entitled to pay over to any such Dealers any portion of the Transaction Fee received by Commonwealth. The Company shall have no financial liability for any transaction or other fees to or expenses of any such Dealers.

13) Upon execution of this Agreement, the Company will have total of 19,500,000 fully diluted shares of Common Stock outstanding and 3,000,000 unexercised management options outstanding. Upon final closing of the Transaction, investors shall hold 2,133,333 Preferred shares, which would be initially convertible into 21,333,333 shares of Common Stock.

14) Prior to the consummation of the Transaction (unless this Agreement has terminated), the Company will not, without consent of Commonwealth, such consent not to be unreasonably withheld, issue additional shares of Common Stock or warrants, options or other securities for the purchase of, exchangeable for, or convertible into, shares of Common Stock, except as described herein.

                                                           Page 16 of 17 Pages

Please confirm that the foregoing is in accordance with our understanding by signing and returning to Commonwealth a check for $15,000 with the enclosed copy of this Agreement.

Please be advised that this Agreement expires July 11, 1997 if not executed by both parties.

                             Very truly yours,


                             COMMONWEALTH ASSOCIATES



                             By:
                                --------------------------
                                Michael S. Falk
                                Chairman


Accepted and agreed to as of the date first above written:

DATALINK, INC.


By: /s/
   ----------------------------
Name:
Title:

                                                           Page 17 of 17 Pages


                                    EXHIBIT 3

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D


         The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Datalink Systems Corporation and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.


Dated:   September 15, 1997                Commonwealth Associates
         New York, New York

                                           By: /s/ Michael Falk
                                              ------------------------
                                              Michael Falk
                                              Chairman



Dated:   September 15, 1997                   /s/ Michael Falk
         New York, New York                   ------------------------
                                              Michael Falk